April 23, 2012

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:          AAR CORP.

Form 10-K for the Fiscal Year Ended May 31, 2011

Filed July 13, 2011

File No. 001-06263

Form 10-Q for the quarterly period ended November 30, 2011

Filed December 22, 2011

File No. 001-06263

Dear Mr. Humphrey:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 5, 2012 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended May 31, 2011 (File No. 001-06263) and its quarterly report on Form 10-Q for the quarterly period ended November 30, 2011 (File No. 001-06263).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended May 31, 2011

Liquidity and Capital Resources, page 21

1.     We note your disclosure in Note 2 on page 41 of your financial statements that you are in compliance with all financial covenants under your financing arrangements.  Please revise your disclosure in future filings to also state your covenant compliance status.

Response:

We confirm that in future filings we will revise our disclosures in the Liquidity and Capital Resources section to include the Company’s covenant compliance status.

2.     Further, please revise your disclosure in future filings to specifically state the amount available under each of your credit facilities, and whether such availability has been limited by any of the terms or covenants of such credit facilities.

Response:

We confirm that in future filings we will revise our disclosures in the Liquidity and Capital Resources section to include the amount available under each of our credit facilities, and whether such availability is limited by any of the terms or covenants of such credit facilities.

Note 6 — Employment Benefit Plans, page 51

3.     Please tell us to what the curtailment identified in the table of changes in projected benefit obligation relates.

Response:

The approximate $1.3 million curtailment disclosed in the change in benefit obligation table related to an approximately 20% workforce reduction at one of the Company’s locations with a defined benefit plan.

Note 12 — Impairment Charges, page 60

4.     On an ongoing basis, as applicable, please revise your disclosure related to the aircraft impairment charge of $5.4 million to also state the carrying value after the impairment charge was recorded.

Response:

We confirm that on an ongoing basis, when applicable, we will disclose the carrying value after the impairment charge for the aircraft subject to the $5.4 million impairment charge.

Form 10-Q for the quarterly period ended November 30, 2011

Note 14 — Subsequent Event, page 20

5.     Please tell us how you evaluated the acquisition of Telair and Nordisk on December 2, 2011 for significance under Item 3-05 of Regulation S-X.  Include whether and how you considered the Airinmar acquisition in the calculation of significance of all acquisitions during the fiscal year in the aggregate.

Response:

Under Rule 3-05 of Regulations S-X, if a business combination has occurred, financial statements of the acquired business must be included if any of the “significance” conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X exceeds 20 percent.  Financial statements of at least the substantial majority of the acquired businesses are also required if the aggregate impact of individually insignificant businesses acquired since the date of a registrant’s most recent balance sheet exceeds 50 percent.  The significance conditions test the registrant’s investment in and advances to the acquired business, the assets of the acquired business and the acquired business’ income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle.  Rule 3-05(a)(3) provides that, for purposes of the rule, acquisitions of a group of related businesses should be treated as if they are a single business combination.

We treated the Telair and Nordisk manufacturing companies as a single business combination for purposes of the significant subsidiary test, because these two entities were acquired in a single transaction on December 2, 2011 and had been under common control.  For each condition under the significance test, the result was below 20%.

Airinmar, which is a service business, was acquired in a much smaller transaction six weeks earlier than Telair and Nordisk on October 11, 2011 from an unrelated seller, and had no ownership, business or other relationship to Telair and Nordisk.  We evaluated the Airinmar acquisition individually and for each condition under the significance test, the result was below 20%.  In addition, when the Telair and Nordisk and Airinmar acquisitions were aggregated, none of the conditions under the significance test exceeded 50%.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Robert J. Regan, the Company’s General Counsel, at (630) 227-2050.

Very Truly Yours,

/s/ Richard J. Poulton
Richard J. Poulton
Chairman Financial Officer